UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: June 6, 2024

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 4.01 CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANTS

ICTS International N.V. (the “Company”) was notified that Mazars USA LLP (“Mazars”), the Company’s independent registered public accounting firm, entered into a transaction with FORVIS, LLP (“FORVIS”), whereby substantially all of the partners and employees of Mazars joined FORVIS. As a result on the effective date of June 1, 2024, FORVIS LLP changed its name to Forvis Mazars, LLP and Mazars resigned as the Company’s independent registered public accounting firm. The Audit Committee of the Company’s Supervisory Board has appointed Forvis Mazars, LLP as the Company’s independent registered public accounting firm effective June 1, 2024. Prior to the appointment of Forvis Mazars, LLP, Forvis Mazars, LLP was not contacted or retained regarding application of accounting principal, audit opinions or any written or oral report or advice. The principle accounts report for the past 2 years did not contain any adverse opinion or disclaimer or was qualified/modified in any respect. There were no disagreements or reportable events with the former accountant during the last 2 years relating to accounting principles/practices, disclosures, scope or procedures.

The Audit Committee of ICTS has provided  Forvis Mazars, LLP with a copy of this Form 6-K .

The Company intends to use this Form 6-K to satisfy its reporting obligation under Item 16 F(a) of its Form 20-F for the year ended December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the instructions to Item 16F of Form 20-F.

Item 16 Exhibits

(d) Letter of  Mazars USA LLP, dated June 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

/S/ Alon Raich
Alon Raich, Managing Director & CFO

Dated June 6, 2024